UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Qorvo, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36801	46-5288992
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification No.)

7628 Thorndike Road, Greensboro, North Carolina 27409-9421
and
2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124
(Address of principal executive offices)
(Zip Code)

Steven J. Buhaly		(503) 615-9000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1    Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
Company Overview
On February 22, 2014, RF Micro Devices, Inc. (“RFMD”) entered into an Agreement and Plan of Merger and Reorganization (as subsequently amended on July 15, 2014, the “Merger Agreement”) with TriQuint Semiconductor, Inc. (“TriQuint”) providing for the combination of RFMD and TriQuint in a merger of equals (the “Business Combination”) under a new holding company named Qorvo, Inc. (herein referred to as the “Company, “Qorvo,” “we,” “us,” or “our”).  The transactions contemplated by the Merger Agreement were consummated on January 1, 2015.  During the year ended December 31, 2014, RFMD and TriQuint operated as two separate companies, but coordinated on the management of our conflict minerals programs following consummation of the Business Combination. RFMD and TriQuint worked together on the Reasonable Country of Origin Inquiry (“RCOI”) process, and in communications with suppliers and smelters. Qorvo is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) with respect to the management of conflict minerals by each of RFMD and TriQuint, now wholly-owned subsidiaries of Qorvo, during the year ended December 31, 2014.
Conflict Minerals are Necessary to the Function and Production of Qorvo Parts
Rule 13p-1 currently defines “conflict minerals” as Columbite-tantalum (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Almost all Qorvo products intentionally contain tin, tantalum, tungsten, or gold (also known as “3TG metals”), as these metals are necessary to the functionality and production of our products. All parts do not contain all four 3TG metals, but all parts contain at least one of the 3TG metals.
Therefore, we have conducted a good faith RCOI to determine whether any of these conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources.
Reasonable Country of Origin Inquiry (RCOI)
We maintain a robust database of the composition of components and materials used to manufacture our products. Our RCOI process began with an analysis of this data to determine which of our components and materials contained a 3TG metal. We utilized the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template (“CMRT”) to engage the suppliers of those components and materials, in addition to using this tool to perform a robust survey of our supply chain. The CFSI is a leading industry program that helps manage risk by improving supply chain transparency on conflict minerals.

Through our membership and participation in the activities of the CFSI, we have access to sourcing information for those smelters in our supply chain that have been validated as compliant to the Conflict-Free Smelter Program (“CFSP”) requirements. The use of sourcing information from the CFSI is subject to the terms of the relevant Agreements of the Exchange of Confidential Information between the CFSI and the individual smelters. Those terms prohibit CFSI members from disclosing the sourcing of conflict minerals by individual smelters, even if the disclosure is necessary to meet the member’s SEC reporting obligations. The information may only be aggregated - i.e., “smelters in Qorvo’s supply chain sourced from the DRC or Covered Countries.” The terms do not allow CFSI members to state that Smelter A sources from the DRC or Covered Countries and Smelter B does not source from the DRC or Covered Countries.
The country of origin sourcing information from the CFSI can be different from the information given by suppliers in their CMRTs to Qorvo. As a result, we used the RCOI information from the CFSI as the primary source of sourcing information. If a particular smelter is not in the CFSP (and therefore we do not know its sourcing of conflict minerals), we estimate the risk of that smelter sourcing from the Covered Countries. For example, a Brazilian, Peruvian, or Indonesian tin smelter is unlikely to source from the Covered Countries, as those smelters would be very close to extremely large tin deposits in their own countries. In some cases there may be restrictions on the import of ores from other countries, when the host country has large deposits of conflict mineral ores. In a different situation, a precious metals smelter that recovers gold from anodic or cathodic slimes from copper plating in copper smelters is unlikely to be able to handle ores due to equipment and processing considerations. For those copper smelters that also have associated precious metals smelters, there is less risk of sourcing from the Covered Countries.
Conflict Minerals Disclosure
Through our RCOI process, we have become aware of at least one smelter in our suppliers’ supply chains that is sourcing from the Covered Countries for each of the 3TG metals. This is true for each of RFMD’s and TriQuint’s supply chains. Our knowledge of this smelter is obtained through our direct involvement in the CFSI and, as a condition of this participation, the identification of an individual smelter as sourcing from the Covered Countries is prohibited by confidentiality agreements. However, as of the date of this report, all smelters in our supply chain that we know or believe source from the Covered Countries are on the CFSP Conflict Free Smelter Lists, which can be accessed at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/.
Because we know that some of the 3TG metals in our supply chain came from the Covered Countries (even though the relevant smelter is on the CFSP Conflict Free Smelter Lists), and because some suppliers have not identified all of the smelters in their supply chain, or we are uncertain as to the smelter’s source of the conflict minerals, we are required to exercise due diligence on the source and custody of the sourcing of these conflict minerals. We are filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD to describe our due diligence process. The Conflict Minerals Report is available on our website at http://ir.qorvo.com/sec.cfm. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02     Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2     Exhibits
Item 2.01     Exhibits
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Qorvo, Inc.

By:	/s/ Steven J. Buhaly
Steven J. Buhaly
Chief Financial Officer and Secretary

Date: May 29, 2015